Exhibit 99.1

O2Micro Reports First Quarter Earnings and Record High Revenue
GEORGE TOWN, Grand Cayman, May 3, 2006 (PRIMEZONE) -- O2Micro(r) International Limited (Nasdaq:OIIM) (SEHK:0457), a leading supplier of innovative power management and security components and systems for the Computer, Consumer, Industrial, and Communications markets, reported its financial results today for the first quarter ended March 31, 2006.
Net sales for the first quarter were a record high of $29.1 million. First quarter revenue of $29.1 million was an increase of 1.8% from the preceding quarter, and an increase of 25% from the comparable quarter of the prior year. Earnings per American Depositary Share (ADS) for the first quarter, fully diluted, were 3 cents, compared to 1 cent per ADS in the preceding quarter and 5 cents per ADS in the comparable quarter of the prior year.

Net income for the first quarter of $1.0 million was an increase of 356% from the preceding quarter, and a decrease of 51% from the comparable quarter of the prior year. First quarter R&D expenditures were $6.8 million, a decrease of 6% from the preceding quarter, and an increase of 27% from the comparable quarter of the prior year.

"In Q1, O2Micro was again profitable. The Company continues to build its base for future growth with additions to key engineering resources, and product and patent portfolios. During Q1, O2Micro received patent issues of 15 patents with 349 claims. As of this date O2Micro has 184 issued patents with 4,733 issued claims," commented Sterling Du, Chairman and CEO of O2Micro.

Conference Call: O2Micro will hold its first quarter conference call today at 2:00 p.m. PDT, 5:00 p.m. EDT, and 5:00 a.m. (May 4, 2006) Hong Kong time. You may participate using the following dial-in information.

In the U.S. and CANADA: 888-802-2239, pass code No. 2347111
In HONG KONG: 800-965-503, pass code No. 2347111
Other INTERNATIONAL participants: 913-312-1269, pass code No. 2347111

A replay of the call will be available by phone until May 10th using the following dial-in information.

In the U.S. and CANADA: 888-203-1112, pass code No. 2347111
In HONG KONG: 800-908-709, pass code No. 2347111
Other INTERNATIONAL participants: 719-457-0820, pass code No. 2347111

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus(r) and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 4,733 patent claims granted, and over 5,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro's future growth, expansion of O2Micro's product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2Micro International Limited and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(Unaudited)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended
	March 31
	2006	2005
NET SALES	$29,109	$23,277

COST OF SALES	12,807	8,930

GROSS PROFIT	16,302	14,347

OPERATING EXPENSES
Research and development	6,788	5,330
Selling, general and administrative	6,223	4,664
Patent litigation	2,261	2,536

Stock-based compensation	689	0

Total Operating Expenses	15,961	12,530

INCOME FROM OPERATIONS	341	1,817

NON-OPERATING INCOME (EXPENSES)
Interest income	899	608

Foreign exchange gain (loss)	31	(10)
Other - net	43	(12)
Total Non-operating Income	973	586

INCOME BEFORE INCOME TAX	1,314	2,403

INCOME TAX EXPENSE	283	314

NET INCOME	1,031	2,089

OTHER COMPREHENSIVE INCOME
Translation adjustments on subsidiaries	230	229
Unrealized gain (loss) on available-for-sale securities	(85)	284

Total Other Comprehensive Income (Loss)	145	513

COMPREHENSIVE INCOME	$1,176	$2,602

EARNINGS PER SHARE:

Basic	$0.0005	$0.0010
Diluted	$0.0005	$0.0010
EARNINGS PER ADS:

Basic	0.03	0.05
Diluted	0.03	0.05

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,963,634	1,958,900
Diluted (in thousands)	1,994,263	1,978,550

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	39,273	39,178
Diluted (in thousands)	39,885	39,571

O2Micro International Limited and Subsidiaries
Consolidated Balance Sheets
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31,	Dec. 31,
	2006	2005
A S S E T S		(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$58,846	$46,375
Restricted cash	5,614	5,605
Short-term investments	40,728	55,653
Accounts receivable - net	14,217	11,460
Inventories	14,721	15,943
Prepaid expenses and other current assets	7,087	6,665
Total Current Assets	141,213	141,701

LONG-TERM INVESTMENTS	16,828	16,898

LAND, PROPERTY AND EQUIPMENT - NET	23,988	23,319

OTHER ASSETS

Restricted assets - net	14,575	14,492
Other Assets	3,286	3,245

TOTAL ASSETS	$199,890	$199,655

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$6,563	$5,760
Income taxes payable	4,059	3,907
Accrued expenses and other current liabilities	11,301	14,092

Total Current Liabilities	21,923	23,759

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized - 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized - 4,750,000,000 shares
Issued - 1,954,167,750 and 1,967,824,350 shares as of
March 31, 2006 and December 31, 2005, respectively	39	39
Treasury stock - 0 and 15,030,000 shares as of March 31, 2006 and
December 31, 2005, respectively	-	(3,296)
Additional paid-in capital	141,444	141,532
Accumulated other comprehensive loss	(972)	(1,118)
Retained earnings	37,456	38,739
Total Shareholders' Equity	177,967	175,896

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$199,890	$199,655

CONTACT: O2Micro International Limited
Mitchell Benus, Director of Investor Relations
(408) 987-5920 Ext. 8888
mitchell.benus@o2micro.com